CONSENT OF QUALIFIED PERSON

To:	British Columbia Securities Commission
Alberta Securities Commission
Manitoba Securities Commission
Ontario Securities Commission

Dear Sirs/Mesdames:

Re: Ur-Energy Inc. Short Form Prospectus

I refer to the short form prospectus (the “Prospectus”) of Ur-Energy Inc. (the “Company”) dated April 23, 2007 relating to the qualification of distribution of common shares of the Company as described therein.

I hereby consent to being named in the Prospectus under the heading “Use of Proceeds” in connection with the statement concerning the Company’s work plan. I confirm that I have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the statements concerning the Company’s work plan or that are within my knowledge as a result of the services I performed in connection with the Company’s work plan.

Dated April 23, 2007

Yours truly,

/s/ W. William Boberg

W. William Boberg